Notice of Exempt Solicitation Pursuant to Rule 14a-103
Name of Registrant: Marsh & McLennan Companies, Inc. (MMC)
Name of person relying on exemption: John Chevedden, Shareholder
Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.
The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Vote Against the Non Responsive Marsh & McLennan Director –
Morton Schapiro, Chair of the Marsh & McLennan Governance Committee

The MMC Corporate Secretary, Connor Kuratek, is believed to have been dishonest in claiming MMC did not receive a 2025 shareholder proposal submitted to MMC.

Mr. Kuratek claimed he did not receive a 2025 shareholder proposal submitted to the same address that has been used successfully for communication with Mr. Kuratek before and since the 2025 proposal was submitted.

Mr. Morton Schapiro, Chair of the MMC Governance Committee was informed of the problem with Mr. Kuratek 2-times by FedEx letter. Mr. Schapiro failed to respond.

Mr. Schapiro should have had the time to respond since he does not serve on any other Board of Directors. Mr. Schapiro also received by far the most against votes of any MMC director at the 2024 MMC annual meeting – 36 million.

Vote Against the Non Responsive Marsh & McLennan Director –
Morton Schapiro, Chair of the Marsh & McLennan Governance Committee